MAIL STOP 7010

									May 24, 2006

Charles G. Masters
Chief Executive Officer
Cytation Corp.
4902 Eisenhower Blvd., Suite 185
Tampa, FL 33634

RE:	Cytation Corporation
	Information Statement on Schedule 14C
	Filed May 9, 2006
	File No. 0-05388

Dear Mr. Masters:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Change in Control and Acquisition

Series A Preferred Stock Offering and Debt Financing

1. Your disclosure indicating that you have sold an additional
$2,253,480 (or 172,848 shares) of Series A Preferred Stock since
January 18, 2006 is not consistent with the disclosures presented elsewhere throughout your filing. Please revise to ensure consistency.

Capital Structure

2. We have reviewed your response to comment 8. You disclose that "because the date that our registration statement is filed is solely within our control, we do not believe that we are required to book such securities as debt under EITF 00-19..." Please remove this disclosure from your filing, since the effectiveness and not the filing of your registration statement is one of the conditions that triggers the conversion option of your preferred stock. The effectiveness of your registration statement is not within your control. In addition, it is unclear why you would rely on the act of filing the registration statement during your EITF 00-19 analysis, given your assertion that the shares do not have to be registered. Please confirm, if true, that the shares do not have to be registered, and add disclosure to the terms of each warrant and convertible preferred share issuance that you are permitted to settle in unregistered shares.

3. You disclose "no Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, or Series C Preferred Stock is convertible..." We assume the second reference to Series C Preferred
Stock should be Series D Preferred Stock. Please revise or advise.

4. Please tell us whether your convertible preferred stock has any nondetachable conversion features that would be deemed to be beneficial. Provide us with detailed computations which support your conclusion. Paragraph 5 of EITF 98-5 states that beneficial conversion features are calculated at the commitment date as the difference between the conversion price and the fair value of the common stock, multiplied by the number of shares into which the security is convertible. Note, however, that paragraph 5 of EITF 00-
27 states that the effective conversion price, instead of the specified conversion price, should be used to compute the intrinsic value of the beneficial conversion feature. See paragraphs 6-7 of EITF 00-27 for an example on how to perform this calculation.

Options and Warrants Convertible into Common Shares

5. Regarding your table that discloses the assumptions used in calculating the fair value of the warrants, it is unclear how the number of warrants for Class C, D, BD-1, BD-2, and BD-3 agree to your disclosures. For example, the table indicates you have 4,970,824 Class B warrants, but you disclose that as of April 18, 2006 there were 970,827 warrants outstanding. Please revise or advise.

6. You present the total fair value of all warrants as $1,025,103. Given the values of the warrants for Class A, B and D are each separately higher than $1,025,103, the total fair value does not appear to be accurate. Please revise.

7. Please help us understand why you have not disclosed the assumptions used to value your Class E, BD-4 and BD-5 warrants.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Liquidity and Capital Resources

8. We have reviewed your response to comment 11. Please revise your disclosure to reflect that you made distributions to shareholders in the amount of $1,670,540 in 2005 and $52,618 in 2004, if true.






Exhibit 99.1
Cytation Corporation Financial Statements

General

9. Please include interim financial statements for the period ended
March 31, 2006. Please similarly update your financial information throughout the filing. See Rule 3-12 of Regulation S-X.

Statements of Changes in Stockholders` Deficit, page F-5

10. We have reviewed your response to comment 15.  It does not appear
that you have retroactively reflected your 2-for-1 stock dividend declared on November 14, 2005 throughout your filing. For instance, except for the quarter ended on December 31, 2005, you present pre-
stock dividend share prices for the quarters ended in 2004 and
2005
under "Market Price of and Dividends on the Registrant`s Common Equity and Other Shareholder Matters." Also, in the subsequent events footnote in Exhibit 99.1, you disclose that you "issued 5,000
(pre-split) restricted shares of its common stock to Foley Hoag LLP..." Please revise these disclosures and ensure that your disclosures throughout the filing reflect the retroactive treatment.
Also, please tell us if your stock dividend included your preferred stock and how you adjusted the conversion rates accordingly.

Exhibit 99.3
Deer Valley Homebuilders Financial Statements

Note 12 - Subsequent Events, page 14

11. We have reviewed your response to comment 21. Your disclosure in this footnote still states that you issued 7,456,215 shares of Series
A preferred stock, rather than 745,622 shares.  Please revise.

Exhibit 99.4
Pro Forma Consolidated Statements of Operations

12. We have reviewed your response to comment 28. It does not appear that you have included the amortization of the discounts from the face value of the preferred stock resulting from the allocation of a portion of the proceeds to the warrants and any beneficial conversion feature in arriving at net income applicable to common shareholders.
Issue 6 of EITF 00-27 states that discounts should be amortized from the date of issuance to the earliest conversion date.

13. We have reviewed your response to comment 29. It appears that you are still including approximately 7.6 million shares of Deer Valley Acquisitions Corp. common stock in your diluted earnings per share computation presented in footnote (3). Please advise as to why you believe the inclusion of these shares is appropriate, or revise.

Closing Comments

      Please contact Craig Slivka, Staff Attorney, at (202) 551-
3729
or in his absence Chris Edwards, Special Counsel, at (202) 551-
3742
with any questions.

      Sincerely,


  								Pamela A. Long
  								Assistant Director

cc:	Brent A. Jones, Esq.
	(813) 223-9620
Charles G. Masters
Cytation Corp.
Page 1 of 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE